UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

August 20, 2007
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven — The Netherlands

This report a copy of the press release entitled “NXP Semiconductors appoints Christos Lagomichos Executive VP - General Manager of Home Business” dated August 16, 2007.

Exhibits

1.             Press release, dated August 16, 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 20th day of August 2007.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)

CORPORATE NEWS FROM NXP

NXP Semiconductors appoints Christos Lagomichos

Executive VP—General Manager of Home Business

Strategic hire strengthens Home Business Unit

Eindhoven, the Netherlands, Aug 16, 2007—NXP Semiconductors the independent semiconductor company founded by Philips, today announced that Christos Lagomichos has been appointed Executive Vice President and General Manager of Business Unit Home effective September 1. The Home business unit creates semiconductors and system solutions for digital consumer electronics applications like TVs and Set-Top Boxes.

“Christos’ appointment demonstrates that we are committed to bringing the best talent from the industry into leadership positions at NXP.  His track record in generating results and his passion for success, in combination with our strong technology position, will prove very successful and I am convinced we will see rapid improvement in our results in the home electronics semiconductor market”, said Frans van Houten, President and Chief Executive Officer, NXP Semiconductors.

“It is a privilege to join a company as dynamic as NXP.  The key ingredients for success are already in place: a strong heritage in television, audio visual systems expertise, a dedicated team of people and access to a strong customer base.  With convergence taking place in the consumer media applications, NXP is well placed to drive the semiconductor integration. I would like to see NXP become the leader,” commented Lagomichos.

Christos Lagomichos joins NXP from STMicroelectronics, where he was Corporate Vice President and General Manager of ST’s Home Entertainment & Displays Group.  He has over 20 years experience in the semiconductor industry, initially as a design engineer with Siemens Neuperlach. Originally from Greece, Christos has lived and worked in the US and across Europe, having graduated from the Technical University of Munich in 1981 with a degree in electronic engineering.

Christos will join the Executive Management Team of NXP and report directly to Frans van Houten. He takes over from Marc de Jong, who was managing Business Unit Home on an ad interim basis and who remains in his position as Executive VP—General Manager of the Automotive and Identification Business Unit.

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About NXP Semiconductors
NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

— ENDS —

Note to Editors
Nexperia is a trademark of NXP. All other brands or product names are property of their respective holders.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further press information, please contact:

Europe:	Carlo van Pelt	Greater China:	Jennis Li
	Tel. +31 40 27 22075		Tel: + (8621) 2205 2487
	carlo.van.pelt@nxp.com		jennis.li@nxp.com

USA:	Rebecca Samuel	APAC:	Mark Chisholm
	Tel. +1 408 474 8769		Tel. +65 6882 5092
	rebecca.samuel@nxp.com		mark.chisholm@nxp.com

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